FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2009 No. 8

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On February 26, 2009, the registrant announced Tower and Jazz Semiconductor announce technology conference to be held in Yokohoma, Japan. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

TOWER AND JAZZ SEMICONDUCTOR ANNOUNCE TECHNOLOGY AND
MARKETING CONFERENCE TO BE HELD IN YOKOHAMA, JAPAN

Company Reemphasizes Commitment to Japan Market after Successful Merger

Design Momentum Builds, Q408 Design Wins in Japan Highest in Company History

MIGDAL HAEMEK, Israel and NEWPORT BEACH, Calif., February 26, 2009 – Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty foundry, and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., today announced a technology and marketing conference to be held in Yokohama, Japan on March 3, 2009. The conference will focus on SiGe BiCMOS, RF, HPA (high performance analog), power management, embedded NVM (non-volatile memory), and Power LDMOS solutions. Tower and Jazz are reemphasizing their commitment to Japan after their successful merger which created a broader process portfolio for customer innovation.

The conference demonstrates the companies’ continued dedication to meeting customer needs for expanded process offerings, industry-leading design enablement services, and increased capacity. The merger of Tower and Jazz has created significant cross-selling opportunities from Tower to Jazz customers and from Jazz to Tower customers.

In anticipation of the company’s next growth phase and to drive business in Japan, Richard Nakajima was hired as Country Manager in 2008 to address the needs of the Japan market for high speed and wireless applications. Subsequently, and as a result of the company’s initiative in Japan, an applications staff and regional distributor were also retained to support the growing business in this region. In Q4 2008, design wins in Japan comprised 20% of Jazz’s total design wins worldwide, the highest in its history. Of these design wins, 100% will utilize SiGe BiCMOS technology for applications including TV tuners, optical components, power amplifiers for WLAN, among others.

The company offers unique and differentiated SiGe BiCMOS technology providing RF designers with increased flexibility, greater levels of integration and higher analog performance than what is currently available with CMOS technology. Tower and Jazz also provide industry renowned design enablement kits that allow customers to realize optimal performance of their designs while reducing design cycle time.

“During these challenging economic times, we are even more committed to providing our customers with the advanced and customized process technologies they need to continue to meet their critical product requirements and better sustain their business,” said Russell Ellwanger, Chief Executive Officer of Tower Semiconductor. “We are confident that our differentiated process offerings will continue to be embraced by companies in Japan even during this period of economic contraction.”

Mr. Ellwanger will provide the keynote address to present the corporate overview and strategic initiatives of Tower and Jazz. For more information or to register for the technology conference in Yokohama, Japan, please visit www.jazzsemi.com.

About Tower Semiconductor, Ltd. and Jazz Semiconductor, Inc.
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., is a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions. Tower and Jazz manufacture integrated circuits with geometries ranging from 1.0 to 0.13-micron and provide complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal and RF CMOS, Power Management, CMOS image-sensor, non-volatile memory technologies and Flash MTP and OTP solutions.  Jazz’s comprehensive process portfolio of modular AIMS technologies includes RFCMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel; Jazz maintains a fab in the U.S. and additional manufacturing capacity in China through partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower/Jazz Company Contact:	Tower/Jazz Media Contact:
Melinda Jarrell	Lauri Julian
949-435-8181	949-715-3049
melinda.jarrell@towersemi-usa.com	lauri.julian@jazzsemi.com

Tower Investor contact:	Tower Investor Contact:
Tower Semiconductor	Shelton Group
Noit Levi, +972-4-604-7066	Ryan Bright, (972) 239-5119 ext. 159
noitle@towersemi.com	rbright@sheltongroup.com